SPECTRUM BRANDS, INC.

3001 Deming Way

Middleton, Wisconsin 53562

June 18, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Re: Spectrum Brands, Inc.

Registration Statement on Form S-1

(File No. 333-219844)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Spectrum Brands, Inc., a Delaware corporation (the “Company”) and certain of the Company’s affiliates (together with the Company, the “Registrants”), hereby request that the effective date of the above-captioned Registration Statement on Form S-1 (the “Registration Statement”) be accelerated to June 20, 2019 at 4:00 p.m. Eastern time or as soon thereafter as may be practicable.

U.S. Securities and Exchange Commission	2

We understand that the Staff will consider this request as confirmation by each of the Registrants of its awareness of its responsibilities under the federal securities laws of the United States as they relate to the offer and sale of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Raphael M. Russo or Evan J. Cappelli of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3309 or (212) 373-3375, respectively.

Sincerely,

Spectrum Brands, Inc.
Applica Mexico Holdings, Inc.
Alaska Merger Acquisition Corp.
GloFish LLC
National Manufacturing Mexico A LLC
National Manufacturing Mexico B LLC
National Openings, LLC
Spectrum Brands Pet LLC
ROV Holding, Inc.
ROV International Holdings LLC
Salix Animal Health, LLC
SB/RH Holdings, LLC
Schultz Company
Shaser, Inc.
Spectrum Brands Pet Group Inc.
United Industries Corporation

By:	/s/ Ehsan Zargar
Name:	Ehsan Zargar
Title:	Executive Vice President, General Counsel, Secretary and/or Authorized Signatory, as applicable.

cc:	Raphael M. Russo, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP